"Best of Corporate Publishing Award" for Schering

Berlin, August 9, 2005 - Schering's research magazine "livingbridges" received the "Best of Corporate Publishing" (BCP) Award for the third time in a row. Schering won this award with the livingbridges edition
"Perception and Reality" in the category "Business to Business" publications and in the health field.

A total of 537 corporate information materials, customer magazines, newsletters, staff publications and yearbooks competed in 26 categories for awards, making it the world's biggest competition rating corporate publications. BCP is a cooperation of the Forum Corporate Publishing (FCP) in Munich and the trade journals Aquisa, Horizont and w&v.

Schering's research magazine livingbridges covers various topical fields of research and science in features, interviews and analyses. And the photographs are impressive. livingbridges is published in two languages with a circulation of 35,000. You can order or download the former and the new edition of the magazine "The mystery of regeneration" free of charge at www.livingbridges.com.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contact at Corporate Communication:

Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Find additional information at: www.schering.de/eng